EXHIBIT 3.6

Consent and Waiver of

Holders of Series B Preferred Stock

This Consent and Waiver dated as of October 31, 2002 is signed by Tandem PCS Investments, L.P., Mellon Ventures, L.P. and SCP Private Equity Partners II, L.P. (collectively, the “Series B Holders”) for the benefit of AirNet Communications Corporation, a Delaware corporation (the “Company”).

Whereas, the Company and the Series B Holders entered into a Securities Purchase Agreement dated as of April 2, 2001 (the “Agreement”) pursuant to which the Company sold and issued to the Series B Holders shares of Series B Convertible Preferred Stock, $0.01 par value per share (“Series B Preferred Stock”);

Whereas, the Series B Holders purchased and hold of record as of the date hereof the following shares of Series B Preferred Stock as originally issued on May 15, 2001:

Series B Holder	Series B Preferred Stock
Tandem PCS Investments, L.P.	318,471.33 shares
Mellon Ventures, L.P.	318,471.33 shares
SCP Private Equity Partners II, L.P.	318,471.33 shares

Whereas, the designations, preferences, and relative and other special rights, qualifications, limitations and restrictions of the Company’s 3,184,713 shares of authorized Series B Preferred Stock are set forth in the Company’s Series B Convertible Stock Certificate of Designation filed with the State of Delaware Secretary of State Division of Corporations on May 14, 2001 (“Certificate of Designation”);

Whereas, the Series B Holders have agreed to irrevocably and permanently waive the right of Optional Redemption applicable to the Series B Preferred Stock as set forth in the Certificate of Designation; and

Whereas, the Series B Holders have agreed to irrevocably and permanently waive the right to treat a specific proposed “Sale of the Corporation” as a “Liquidation Event,” to the extent that such treatment would entitle the Series B Holders to receive their “Liquidation Amount” per share in a form different from the consideration to be paid to holders of the Company’s common stock in connection with such Sale of the Corporation.

Now therefore, in consideration of the premises and for other good and valuable consideration the receipt of which is acknowledged, the undersigned Series B Holders hereby agree as follows:

1. Capitalized terms used but not defined herein will have the meanings defined in the Certificate of Designation.

2. The Series B Holders hereby irrevocably and permanently waive the Optional Redemption rights applicable to the Series B Preferred Stock as set forth in Section 7 of the Certificate of Designation.

3. The Series B Holders acknowledge and agree that the foregoing waiver in Paragraph 2 is a permanent and irrevocable waiver and is binding on the Series B Holders successors and assigns and on any subsequent transferee or holder of Series B Preferred Stock.

4. The Series B Holders acknowledge and agree that as a result of the foregoing waiver current and future holders of Series B Preferred Stock will no longer have the right to require the Company to purchase or redeem shares of Series B Preferred Stock under Section 7 of the Certificate of Designation entitled “REDEMPTION.”

5. The Series B Holders hereby irrevocably and permanently waive the right of the Majority Holders to elect by written notice to treat a specific proposed Sale of the Corporation (other than a Qualified Sale of the Corporation) as a Liquidation Event for purposes of Section 3(a) of the Certificate, to the extent that such treatment would entitle the Series B Holders to receive their Liquidation Amount per share in a form different from the consideration to be paid to holders of the Company’s Junior Capital Stock in connection with such Sale of the Corporation.

6. The waiver in paragraph 5 above is intended to preclude any obligation on the part of the Company to pay to the Series B Holders their Liquidation Amount per share in cash in connection with any proposed Sale of the Corporation if other stockholders are to receive consideration other than or along with cash. The Series B Holders agree and acknowledge that they may in the future elect to treat a specific proposed Sale of the Corporation (other than a Qualified Sale of the Corporation) as a Liquidation Event only with the following qualifications and conditions:

(a) The Series B Holders shall not be entitled to receive cash payments of their Liquidation Amount per share from the Company, other than in connection with a Sale of the Corporation structured as a sale of substantially all of the assets of the Company for cash; and

(b) To the extent consideration to be paid by an acquiring company in connection with a proposed Sale of the Corporation is cash, stock, or other property, or a combination of cash, stock, and/or other property, the Series B Holders shall be entitled to receive such consideration in an amount equal in value to their Liquidation Amount per share in the same form, or same proportion if more than one form, as the consideration to be paid to the Company’s holders of Junior Capital Stock, before any consideration or distribution is paid to holders of any Junior Capital Stock, but on a pari passu basis with any distribution or payment on Parity Capital Stock; and

(c) The Series B Holders (on an as converted to Common Stock basis) shall also be entitled to participate along with holders of the Common Stock in the payment to the Company’s stockholders by acquiring company of any consideration in excess of the aggregate Liquidation Amounts paid to Series B Holders, in connection with such proposed Sale of the Corporation.

7. The Series B Holders acknowledge and agree that the foregoing waiver in Paragraphs 5 and 6 is a permanent and irrevocable waiver and is binding on the Series B Holders’ successors and assigns and on any subsequent transferee or holder of Series B Preferred Stock. The Series B Holders agree to the placement of a legend on the certificates representing their shares of Series B Preferred Stock to provide notice of this Consent and Waiver.

8. This Consent and Waiver may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. Counterparts of this Consent and Waiver (or applicable signature pages hereof) that are manually signed and delivered by facsimile transmission shall be deemed to constitute signed original counterparts hereof and shall bind the parties signing and delivering in such manner.

IN WITNESS WHEREOF, the parties have executed this Consent and Waiver as of the day and year first above written.

SERIES B HOLDERS: TANDEM PCS INVESTMENTS, L.P. By: /s/ Susannah S. Tam Name: Susannah S. Tam Title: Directrice, Investessements /COO Capital Communications

MELLON VENTURES, L.P. By: MVMA, L.P., its General Partner By: MVMA, Inc., its General Partner By: /s/ Paul D. Cohn Name: Paul D. Cohn Title: Partner

SCP PRIVATE EQUITY PARTNERS II. L.P. By: SCP PRIVATE EQUITY II GENERAL PARTNER, L.P. By: SCP PRIVATE EQUITY II GENERAL PARTNER, LLC, its Manager By: /s/ J. W. Brown Name: James W. Brown Title: Manager

Receipt acknowledged: AIRNET COMMUNICATIONS CORPORATION By: /s/ Glenn A. Ehley Name: Glenn A. Ehley Title: President and Chief Executive Officer Date: October 31, 2002